December 13, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Jaea Hahn
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Ms. Hahn:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 252 and Amendment No. 252 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“Securities Act”) on August 24, 2018 relating to the Guggenheim Ultra Short Duration Fund (the “Fund”), a new series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Corey F. Rose and James V. Catano of Dechert LLP on October 5, 2018. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below:
General Comments

1.
Comment:     Please note that, unless stated otherwise, comments with respect to one section of the prospectus apply to corresponding disclosure in any other section(s) of the filing that contain the same or similar disclosure.

Response:    The Registrant acknowledges that comments from the SEC staff may apply across corresponding disclosure in the filing.

2.	Comment: Please complete or provide information in all instances that are currently blank or bracketed.
Response:    The Registrant has addressed this comment.
Comments Relating to the Prospectuses
Comments Relating to Fees and Expenses of the Fund

3.
Comment:     Prior to filing the Fund’s registration statement pursuant to Rule 485(b) under the Securities Act, please provide via EDGAR correspondence completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

Response:    Please refer to EDGAR correspondence between the Registrant and the SEC staff dated December 4, 2018 for the Registrant’s response to this comment.

4.
Comment:     Please confirm that the recoupment of fees waived or expenses reimbursed by the Investment Manager under the expense limitation agreement is limited to three years from the day that the amount was waived or reimbursed. Recoupment is only permitted if it does not cause the expense ratio of the applicable share class of the Fund, after giving effect to the recoupment, to exceed (i) the expense cap in place at the time the particular fees or expenses were waived or reimbursed and (ii) the current expense cap, if any.

Response:    The Registrant confirms that the recoupment period is limited to 36 months commencing with the date the first respective fee was waived or expense was reimbursed. The Registrant also confirms that a recoupment would only occur if the current expense ratio of the Fund is less than the expense limitation in place when the fees and/or expenses were waived and/or reimbursed for the Fund and the expense limitation applicable at the time of the recoupment, if any.
Comment Relating to Portfolio Turnover

5.
Comment:     Please provide more information in the Portfolio Turnover section about the Predecessor Fund, including its name and whether it had the same investment objective and principal investment strategies as the Fund.

Response:    The Registrant has implemented changes in response to this comment.
Comments Relating to the Principal Investment Strategies

6.	Comment: Please explain supplementally how the Fund will comply with Section 12(d)(1) of the 1940 Act with respect to investments in other investment vehicles.
Response:     The Registrant is aware of the limitations under Section 12(d)(1) of the 1940 Act. It is the Registrant’s policy that if shares of the Fund are purchased by another fund (including any other registered open-end investment company or registered unit investment trust advised by Guggenheim Investments or its affiliates) in reliance on Section 12(d)(1)(G) of the 1940 Act, for so long as shares of the Fund are held by such other fund in reliance on Section 12(d)(1)(G), the Fund will not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act and rules thereunder and the Fund will otherwise in comply with the provisions of the 1940 Act applicable to investment in other investment vehicles.

7.	Comment: Please consider disclosing how the Fund defines “emerging markets” and “frontier markets” for purposes of its principal investment strategies.
Response:     The Registrant notes that additional information relating to “emerging markets” and “frontier markets” is included elsewhere in the registration statement. The Registrant will consider this comment further in connection with its next annual update.

8.	Comment: Please explain supplementally whether the Fund will limit investments as a percentage of net assets in securities with limited liquidity, such as CLOs.

Response:     The Fund’s investments in CLOs and other similar instruments are not subject to a specific investment limitation but such investments would be subject to the Fund’s investment policies and general limitations and applicable provisions of the 1940 Act and rules thereunder, including with respect to illiquid investments under Rule 22e-4 of the 1940 Act.

9.
Comment:    Please note supplementally whether the Fund’s investments in commodity derivatives will be limited such that these investments would not preclude the Fund from qualifying as a “regulated investment company” under Subchapter M of the Internal Revenue Code.

Response:     The Registrant confirms that the Fund intends to limit non-qualifying investment income to permit the Fund to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code.

10.	Comment: Please consider adding a brief example of duration to the definition of duration.
Response:     The Registrant notes that this information is provided in the “Interest Rate Risk” disclosure included in the statutory prospectus. The Registrant respectfully declines to implement any changes in response to this comment.

11.	Comment: Please explain supplementally whether the Fund will invest in below investment grade securities and if so, discuss any limits on such investments.
Response:     As disclosed in the Fund’s summary prospectus, up to 10% of the Fund’s total assets may be invested in securities that are rated below investment grade (also known as “high yield securities” or “junk bonds”) or if unrated, determined by the Investment Manager to be of comparable quality.
Comments Relating to the Principal Risks

12.	Comment: Please confirm supplementally that “Investments by Investing Funds and Other Large Shareholders” is a principal risk of investing in the Fund. Please briefly explain.
Response:    The Registrant confirms that it considers this risk to be a principal risk of investing in the Fund in light of potential investments in the Fund by other funds advised by Guggenheim Investments and its affiliates or other institutional investors.

13.	Comment: If the Fund plans to invest a significant amount in ETFs, please provide disclosure on the risks of investing in ETFs.
Response:    The Registrant believes its current risk disclosures relating to investments in ETFs are appropriate in light of its anticipated principal investments.

14.
Comment:     In “Investment in Loans Risk,” please disclose that (i) bank loans may take longer than seven days to settle and (ii) bank loans may not be considered securities for purposes of the federal securities laws. Additionally, if investing in bank loans is a principal investment strategy of the Funds, disclose how the Funds intend to meet short term liquidity needs.

Response:    The Registrant believes that its current disclosure is responsive to this comment and notes that additional information is provided in the “Investment in Loans Risk” disclosure included in the statutory prospectus. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

15.	Comment: Please confirm supplementally that “Real Estate Securities Risk” is a principal risk of investing in the Fund. Please briefly explain.
Response:    The Registrant confirms that Real Estate Securities Risk is a principal risk of investing in the Fund given the Fund’s anticipated exposure related to real estate, including mortgage-backed and other asset-backed securities, as stated in the Fund’s principal investment strategies.

16.	Comment: Please confirm that “Special Situations/Securities in Default Risk” is a principal risk of investing in the Fund. Please briefly explain.
Response:    The Registrant confirms that Special Situations/Securities in Default Risk is a principal risk of investing in the Fund given the Fund’s anticipated investments in securities that are rated below investment grade and the Fund’s ability to retain securities that default after purchase at the discretion of the Investment Manager.

17.	Comment: Please confirm supplementally that “Prepayment Risk” is a principal risk of investing in the Fund given the Fund’s name and principal investment strategies.
Response:     Although the Fund intends to primarily invest in relatively short-term debt securities to maintain a low duration portfolio, the Fund may also invest in longer-term debt securities in a manner consistent with its principal investment strategies. As the risk of prepayment generally applies to debt securities, the Registrant believes that prepayment risk is a principal risk of investing in the Fund in light of its principal investment strategies.
Comments Relating to Performance Information

18.
Comment:     In the disclosure relating to the Fund’s performance, please expand this discussion to include that the Fund is newly organized as a shell into which the Predecessor Fund will be reorganized and explain why it is appropriate to include prior performance history. Please revise the disclosure in this section as follows: (i) indicate in the section heading the source of prior performance and clarify that the performance presented is not for the Fund and is of the Predecessor Fund; (ii) disclose that the Predecessor Fund’s policies, guidelines and objective in all material respects were the same as the Fund’s; and (iii) clarify the source of the prior performance, noting the method of the performance calculation and that the performance shown is not the Fund’s performance or indicative of the Fund’s future performance.

Response:    The Registrant has implemented changes in response to this comment. The Registrant believes that including prior performance of the Predecessor Fund is appropriate because, through a “shell” reorganization, the Fund adopted the Predecessor Fund’s performance, financial and other historical information.

19.	Comment: If the Fund is relying on the MassMutual Institutional Funds no-action letter (pub. avail. Sept. 28, 1995) to include the performance of a non-registered fund, please confirm whether there are two years of audited financial statements to support the performance.
Response:    The Fund is not relying on this no-action letter. The Predecessor Fund is a series of an investment company registered under the 1940 Act.

20.
Comment:     Please confirm supplementally that there are records for two years that support the performance shown and that such records are sufficient to comply with Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response:    As noted above, the Predecessor Fund was a registered open-end investment company and the required records were kept.
Comments Relating to the Statutory Prospectus

21.	Comment: Please note that “TBA” and “MBS” in the Description of Principal Risks are already defined in the summary section of the prospectus.
Response:    The Registrant acknowledges this comment and respectfully declines to implement any changes in response to this comment.

22.	Comment: In the “Derivatives Risk” section of the Description of Principal Risks, please revise the disclosure to refer to the derivatives identified as principal investments of the Fund.
Response:    The Registrant believes the existing disclosure adequately addresses the Fund’s current principal investment strategies with respect to derivatives, particularly given that the Fund’s prospectus will be incorporated into a larger prospectus for other series of the Registrant. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010). However, the Registrant will consider this comment in connection with its next annual update to determine whether additional information is appropriate.

23.	Comment: Please explain supplementally why “Tax Risk” is included as a principal risk of investing in the Fund.
Response:    The Registrant notes that this risk is included in the prospectus as an “additional” risk and is not currently considered to be a principal risk of investing in the Fund.

24.
Comment:     In the Investment Manager section, please revise the discussion of recoupment in the second paragraph underneath the Management Fees table to reflect any changes made in response to Comment 4.

Response:    The Registrant respectfully declines to implement any changes in response to this comment but notes that the current disclosure reflects the expense limitation arrangement in effect at this time.

25.	Comment: In the Investment Manager section, please identify any sub-adviser that manages 30% or more of the Fund’s net assets.

Response:    The Fund is managed by the Investment Manager and no sub-adviser currently manages any portion of the Fund’s assets.

26.	Comment: In the second sentence of the first paragraph in the Buying Fund Shares section, please clarify whether Guggenheim may reject or refuse purchase orders that are in good order.
Response:    The requested change has been made.

27.	Comment: In the Financial Highlights section, please incorporate any applicable changes made in response to Comment 18 regarding the Predecessor Fund.
Response:    The Registrant has implemented changes in response to this comment.
General Comment for Class R6 Prospectus

28.	Comment: Please carry over any of the preceding comments to the prospectus for Class R6 shares of the Fund, as applicable.
Response:    The Registrant acknowledges, and has addressed, this comment where applicable.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451, Corey F. Rose at Dechert LLP at 202.261.3314 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC